Exhibit 99.3

Medigus Announces $53.3 million in Revenues for the First Six Months of 2023

TEL AVIV, Israel, Sept. 28, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS) (“Medigus”), a technology company engaged in innovative internet technologies, electric vehicle and charging solutions and advanced medical solutions, today announced financial results for the six-month periods ended June 30, 2023.

H1 2023 and recent highlights:

●	Medigus’ revenues reached $53.3 million in the first six months of 2023, compared to $35 million in the first six months of 2022, representing a 52% increase;
●	Medigus’ subsidiary for EV Wireless Charging, Charging Robotics, merged with a public company in the US and commenced trading on the OTC Market (OTCMKTS: FDOC);
●	Medigus sold its entire stake in Odysight.ai Inc. (formerly known as Scoutcam Inc.) for approximately $5.7 million in cash;
●	Drone safety company, ParaZero (PRZO), commenced trading on Nasdaq, following a $7.8 million initial public offering (”IPO”);
●	Jeffs’ Brands (JFBR) revenues for the first six months of 2023 totaled $3.9 million, compared to $2.3 million in the first six months of 2022, representing a 65% increase;
●	Viewbix (OTC: VBIX) reported its condensed consolidated financial results for the first half of 2023 with revenues totaling $48 million, an increase of 10% compared to the first half of 2022; and
●	Eventer’s revenues for the first six months of 2023 amounted to approximately $1.5 million with net profit for the first time.

We are thrilled to report a great first half of 2023 for Medigus. Our revenue growth, reaching $53.3 million, showcases a substantial 52% increase compared to the same period last year, reflecting our team’s unwavering commitment to excellence and strategic foresight,” said Liron Carmel, Chief Executive Officer of Medigus. “The successful IPO of ParaZero, exciting merger of our subsidiary, Charging Robotics, with a US public company and the sale of our Odysight.ai Inc stake are all testaments to our strategic moves to optimize shareholder value.”

Mr. Carmel added, “We’re also pleased with Viewbix’s commendable performance. As we move forward, the expiration of all our listed warrants ensures a simplified capital structure in addition to our cash boost as a result of the sale of Odysight.ai Inc. At Medigus, we are always striving to pioneer, innovate, and grow, and we remain excited for what the future holds for our company and our stakeholders.”

The Company’s gross profit for the first half of 2023 was approximately $8.2 million, compared to a gross profit of approx. $6.1 million in the first half of 2022. Operating loss for the six months ended on June 30, 2023, was $9.8 million, compared to operating loss for the six months ended on June 30, 2022, of approx. $6.3 million.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, engaged in innovative internet technologies, electric vehicle and charging solutions and advanced medical solutions. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. by way of Fuel Doctor Holdings, Inc., are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2023	December 31, 2022
	Unaudited	Audited
	USD in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	12,359	20,065
Short term deposits	11	859
Restricted cash	182	185
Trade accounts receivable	18,981	21,449
Receivable from sale of shares	5,774	-
Other receivables	2,015	1,928
Inventory	2,543	1,791
Loans to associates	1,181	546
Loans to others	1,017	1,011
Related parties	238	298
Financial assets at fair value through profit or loss	2,243	4,126
	46,544	52,258

NON-CURRENT ASSETS:
Property and equipment, net	384	408
Right-of-use assets, net	598	591
Investments accounted for using the equity method	5,454	11,892
Intangible assets, net	31,036	30,862
Deferred tax asset	458	397
Financial assets at fair value through profit or loss	1,193	1,243
	39,123	45,393

TOTAL ASSETS	85,667	97,651

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2023	December 31, 2022
	Unaudited	Audited
	USD in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade accounts payable	18,587	20,421
Short term loans	5,973	5,111
Current portion of long-term loans	1,879	1,500
Lease liabilities	165	131
Warrants at fair value	158	396
Liability to event producers	1,526	1,654
Warrants at fair value issued by a subsidiary	3,142	4,159
Related parties	811	1,055
Accrued expenses and other current liabilities	3,638	3,200
	35,879	37,627

NON-CURRENT LIABILITIES:
Lease liabilities	447	512
Long-term loans	3,128	2,881
Deferred tax liability	1,747	1,817
Accrued severance pay, net	19	125
	5,341	5,335

TOTAL LIABILITIES	41,220	42,962

EQUITY:
Share capital - ordinary shares with no par value: authorized - June 30,2023 - 200,000,000 and December 31, 2022 - 200,000,000 shares; issued and outstanding - June 30, 2023 - 25,524,570 shares December 31, 2022 - 24,661,470 shares	-	-
Share premium	111,589	111,322
Other capital reserves	13,763	13,208
Warrants	197	197
Accumulated deficit	(93,786)	(85,586)
Equity attributable to owners of Medigus Ltd.	31,763	39,141
Non-controlling interests	12,684	15,548
	44,447	54,689

TOTAL LIABILITIES AND EQUITY	85,667	97,651

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS
AND OTHER COMPREHENSIVE LOSS

	Six months ended June 30,
	2023	2022
	Unaudited
	USD in thousands
Revenues
Products	3,871	2,343
Services	49,514	32,616
	53,385	34,959

Cost of revenues:
Products	3,497	1,933
Services	41,688	26,834
	45,185	28,767

Gross profit	8,200	6,192
Research and development expenses	2,632	2,500
Sales and marketing expenses	1,868	2,240
General and administrative expenses	8,274	5,057
Net change in fair value of financial assets at fair value through profit or loss	3,978	813
Equity losses	1,238	1,910
Operating loss	(9,790)	(6,328)

Gain from initial recognition of assets and liabilities upon consolidation of Gix Internet	-	(2,300)
Loss from sale of investments	-	(68)
Other income	(154)	(176)
Changes in fair value of warrants issued to investors	(238)	99
Changes in fair value of warrants issued to third party investors by a consolidated subsidiary	(1,017)	63
Financial loss, net	978	793
Loss before taxes on income	(9,359)	(4,739)
Tax expenses	(177)	(9)
Net loss for the period	(9,536)	(4,748)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Share of other comprehensive income (loss) of consolidated subsidiaries and associates accounted for using the equity method	306	(961)
Other comprehensive income (loss) for the period	306	(961)
Total comprehensive loss for the period	(9,230)	(5,709)

Net loss for the period is attributable to:
Owners of Medigus	(8,200)	(3,590)
Non-controlling interests	(1,336)	(1,158)
	(9,536)	(4,748)
Total comprehensive loss for the period is attributable to:
Owners of Medigus	(8,061)	(4,275)
Non-controlling interests	(1,169)	(1,434)
	(9,230)	(5,709)
Loss per ordinary share attributed to Medigus ltd
Basic	(0.33)	(0.15)
Diluted	(0.33)	(0.15)

Weighted average ordinary shares outstanding (in thousands)
Basic	24,490	24,109
Diluted	24,490	24,109

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